

15048978

*# A-6
3/13*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 2 2015
201
WASH. D.C.

SEC FILE NUMBER
8-43978

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING FINANCIAL MARKETS LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 AVENUE OF THE AMERICAS
                      (No. and Street)

NEW YORK   NEW YORK   10019
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN EGAN   646-424-8133
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
                  (Name – if individual, state last, first, middle name)

5 TIMES SQUARE   NEW YORK   NEW YORK   10036
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____JOHN EGAN_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ING FINANCIAL MARKETS LLC _____ , as
of __DECEMBER 31_____ , 20 _14___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CHIEF FINANCIAL OFFICER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


STATEMENT OF FINANCIAL CONDITION

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)
December 31, 2014
With Report of Independent Registered Public Accounting Firm



ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

Year Ended December 31, 2014

Contents

Facing Page and Oath or Affirmation



Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Financial Markets LLC

We have audited the accompanying statement of financial condition of ING Financial Markets LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ING Financial Markets LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2015

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

December 31, 2014
(In Thousands)

Assets

Cash	$ 23,536
Securities segregated under Federal and other regulations	191,522
Collateralized financing agreements:	
Securities borrowed	10,833,953
Securities purchased under agreements to resell at fair value	16,465,711
Securities received as collateral	2,347,582
Receivable from affiliates	2,092
Receivable from brokers, dealers, and clearing organizations	121,117
Receivable from customers	58,338
Financial instruments owned, at fair value (of which $1,848,827 was pledged in relation to secured financing transactions)	2,116,467
Financial instruments owned, not readily marketable, at fair value	643
Other assets	5,319
Total assets	$ 32,166,280

Liabilities and member's equity

Liabilities:	
Short-term loan from affiliate	$ 191,000
Collateralized financing agreements:	
Securities loaned	6,551,486
Securities sold under agreements to repurchase at fair value	18,106,499
Payable to brokers, dealers, and clearing organizations	65,466
Payable to customers	1,446,988
Financial instruments sold, not yet purchased, at fair value	2,253,109
Obligation to return securities received as collateral	2,347,582
Accounts payable, accrued expenses, and other liabilities	767
Total liabilities	30,962,897
Member's equity	1,203,383
Total liabilities and member's equity	$ 32,166,280

See accompanying Notes to the Statement of Financial Condition.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition

December 31, 2014
(In Thousands)

1. Organization

ING Financial Markets LLC (the Company) is a wholly owned subsidiary of ING Financial Holdings Corporation (the Parent). The Parent is an indirect, wholly owned subsidiary of ING Groep N.V. The Company was formed in Delaware on March 28, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), a member of the Securities Investor Protection Corporation (SIPC) and a member of various exchanges. The Company primarily provides customer facilitation services for equity and fixed income securities, securities lending activities, repurchase and resale transactions, principal trading in equities, options and futures, limited underwriting services, and clearing and custodial services for affiliates.

The Company clears and settles its equity derivative business, primarily options and futures, through an unaffiliated securities clearing firm. The Company self-clears all other products, including fixed income securities (U.S. government and foreign debt), U.S. exchange traded funds, equity securities, securities borrowed and loaned, securities purchased under agreements to resell and securities sold under agreements to repurchase.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its statement of financial condition in accordance with U.S. generally accepted accounting principles (U.S. GAAP). All intercompany balances and transactions are eliminated. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable; however, actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Change in Accounting Policy

On January 1, 2014, the Company elected to account for Securities purchased under agreements to resell and Securities sold under agreements to repurchase at fair value pursuant to the fair value option provided by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825, *Financial Instruments*. The primary reason for electing fair value option is to reflect economic events in earnings on a timely basis. The fair value is computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and observable collateral funding spreads. This change in accounting policy did not result in a material transition adjustment at January 1, 2014 or have a material impact on the Company's financial position.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at fair value. As described in Change in Accounting Policy and Note 11 to the statement of financial condition, the firm uses a standard cash flow discounting methodology to determine the fair value of securities purchased under agreements to resell and securities sold under agreements to repurchase. Such transactions are mainly collateralized by U.S. Treasuries, mortgage-backed securities, government agencies, and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to obtain possession of collateral related to securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned. The market value of securities to be repurchased or resold is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

It is the Company's policy to net securities purchased under agreements to resell and securities sold under agreements to repurchase with the same counterparty provided the conditions of ASC 210-20-45-11, *Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements*, are met.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Accrued interest receivable and payable for these agreements are reported within Receivable from and Payable to brokers, dealers, and clearing organizations in the statement of financial condition.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender of the securities. With respect to securities loaned, the Company receives collateral in the form of cash and securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Accrued rebates are reported within Receivable from and Payable to brokers, dealers, and clearing organizations in the statement of financial condition.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, are primarily used in principal trading activities. These financial instruments are principally exchange traded funds and equities and are recorded at fair value based upon quoted market prices. These financial instruments are recorded on a trade-date basis.

Securities Transactions

The Company records principal securities transactions on a trade-date basis. Customers' securities transactions are recorded on a settlement-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition under Receivable from or Payable to brokers, dealers, and clearing organizations.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate company basis and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. ASC 740 requires the recording of deferred income taxes that reflect the net tax effect of temporary differences between the carrying amounts of the Company's assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, including operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the close of business at the statement of financial condition date.

New Accounting Principles

In August 2014, the FASB issued *Accounting Standard Update (ASU) 2014-15 - Presentation of Financial Statements - Going Concern (Subtopic 205-40); Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. The amendments in this Update provide guidance in GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter; with early adoption permitted. The Company does not expect the adoption of the guidance to have a material impact on the Company's financial position.

2. Summary of Significant Accounting Policies (continued)

In June 2014, the FASB issued *ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures*. The ASU requires repurchase-to-maturity transactions to be accounted for as secured borrowings and requires new disclosures for certain transactions accounted for as secured borrowings and for transfers accounted for as sales when the transferor also retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. The guidance is effective for the first interim and annual period beginning after December 15, 2014, except for disclosure requirements related to secured borrowings, which are effective for periods beginning after March 15, 2015. The Company does not hold repurchase-to-maturity positions, and therefore does not expect the adoption of the guidance to have a material impact on the Company's financial position.

In July 2013, the FASB issued *ASU 2013-11 Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss or a Tax Credit Carryforward Exists*. This update applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date, whereby an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the statement of financial condition as a reduction to a deferred tax asset, unless otherwise prescribed in the update. ASU 2013-11 is effective for the fiscal years beginning on or after December 15, 2014. The Company does not expect the adoption of the guidance to have a material impact on the Company's financial position.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition (continued)

(In Thousands)

3. Securities Segregated under Federal and Other Regulations

At December 31, 2014, the Company had securities in the amount of $191,522 segregated in a special reserve bank account for the exclusive benefit of customers pursuant to the SEC's Customer Protection Rule (Rule 15c3-3).

4. Collateralized Transactions

The Company enters into securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions to, among other things, acquire securities to covers short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such collateralized transactions by, in appropriate circumstances, entering into enforceable master netting agreement and collateral agreements with counterparties. Such agreements provide the Company, in the event of a counterparty default (such as bankruptcy or counterparty's failure to pay or perform), the right to set off a counterparty's rights and obligations under such agreement and liquidate and net collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed; although in certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition (continued)

(In Thousands)

4. Collateralized Transactions (continued)

The following table presents information about the offsetting of these instruments and related collateral amounts.

	Gross Amounts	Amounts Offset in the Statement of Financial Condition[1]	Net Amounts Presented in the Statement of Financial Condition	Financial Instruments Not Offset in the Statement of Financial Condition[2]	Net Exposure
Assets					
Securities purchased under agreements to resell at fair value	$ 18,527,983	$ 2,062,272	$ 16,465,711	$ 16,463,441	$ 2,270
Securities borrowed	10,833,953	–	10,833,953	10,666,208	167,745
Liabilities					
Securities sold under agreements to repurchase at fair value	$ 20,168,771	$ 2,062,272	$ 18,106,499	$ 18,105,213	$ 1,286
Securities loaned	6,551,486	–	6,551,486	6,332,519	218,967

[1] Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

[2] Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition (continued)

(In Thousands)

5. Securities Received and Pledged as Collateral

The Company enters into secured borrowing and lending transactions as a part of its normal course of business. The Company receives collateral in connection with securities purchased under agreements to resell, securities borrowed transactions, and borrow/pledge transactions. The Company generally is permitted to sell or repledge these securities held as collateral and use them to secure securities sold under agreements to repurchase, enter into securities lending transactions or deliver to counterparties to cover short positions.

At December 31, 2014, the fair value of securities received as collateral that the Company was permitted to sell or repledge was $34,383,146. The fair value of securities received as collateral that the Company sold or repledged was $33,447,869 at December 31, 2014.

In addition, the Company receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the statement of financial condition. At December 31, 2014, $2,347,582 was reported as Securities received as collateral and an Obligation to return securities received as collateral in the statement of financial condition.

The Company also pledges assets that it owns to counterparties who have the right to repledge them. Trading assets, pledged in connection with securities sold under agreements to repurchase, securities lending agreements and other secured financings to counterparties, are included in Financial instruments owned, at fair value in the statement of financial condition and were $1,848,827 at December 31, 2014.

6. Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due to/from customers on cash and margin transactions. For receivables, securities owned by customers are held as collateral. Such collateral is not reflected in the statement of financial condition. Amounts receivable from and payable to customers at December 31, 2014 were $58,338 and $1,446,988, respectively.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition (continued)

(In Thousands)

7. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2014 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 365	$ 7,426
Deposits with clearing organizations	21,270	–
Due to/from brokers, dealers, and clearing organizations	38,012	11,323
Fees, interest, rebates, and other receivable/payable	61,470	46,717
Total	$ 121,117	$ 65,466

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

8. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, as of December 31, 2014 consist of equity securities and exchange traded funds valued at quoted market prices. At December 31, 2014, these amounts were as follows:

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Equities	$ 2,116,467	$ 445,460
Exchange traded funds	–	1,807,609
Other	–	40
Total	$ 2,116,467	$ 2,253,109

Financial instruments sold, not yet purchased at fair value, include an obligation to purchase securities at a future date. Such securities have market risk to the extent subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected in the statement of financial condition.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition (continued)

(In Thousands)

9. Related-Party Transactions

The Company is involved in secured financing and other transactions with affiliates and has significant related-party balances with affiliates.

The Company is subject to a tax sharing agreement with the Parent where by the Company's tax provision is calculated on a separate entity basis and then allocated on a pro rata basis amongst the Parent group. The Company pays taxes to the Parent periodically during the year based on an estimated effective tax rate. At December 31, 2014, the Company has a tax receivable from its Parent included in the Receivable from affiliates.

The Company maintains a funding agreement with its affiliate, ING Capital LLC, which is used to satisfy funding requirements in the normal course of business. Any funding provided matures on an overnight basis and the Company pays an interest rate of three month LIBOR.

The Company has a management agreement with an affiliate, whereby the affiliate provides certain trading, sales, accounting, operations, and other administrative support to the Company. The Company provides certain custodial and related services to affiliates.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition (continued)

(In Thousands)

9. Related-Party Transactions (continued)

The following table sets forth the Company's related party assets and liabilities as of December 31, 2014:

Statement of Financial Condition Items

Assets		
Cash	$	63
Receivable from affiliates		2,092
Receivable from brokers, dealers, and clearing organizations		3,543
Receivable from customers		50,349
Securities borrowed		6,028,230
Securities purchased under agreements to resell at fair value		1,583,015
Securities received as collateral		124,247
Total Assets	$	7,791,539
Liabilities		
Short-term loan from affiliate	$	191,000
Payable to brokers, dealers, and clearing organization		9,276
Payable to customers		1,446,623
Securities loaned		2,248,226
Securities sold under agreements to repurchase at fair value		684,037
Obligation to return securities received as collateral		124,247
Accounts payable, accrued expenses, and other liabilities		218
Total Liabilities	$	4,703,627

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition (continued)

(In Thousands)

10. Financial Instruments with Off-Balance Sheet Risk

The Company enters into futures contracts with off-balance sheet risk for trading purposes. These contracts are carried at fair value.

Futures contracts are for delayed delivery of a financial instrument in which the seller agrees to make delivery at a specified future date at a specified price or yield. Futures contracts are exchange traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument or commodity. Maintaining a futures contract requires the Company to deposit with the exchange an amount of cash or other specified asset as security for its obligation. The credit risk of futures contracts is limited since futures exchanges generally require the daily cash settlement of unrealized gains/losses on open contracts with the futures exchange. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. The notional amounts of futures reflect the contractual basis upon which daily mark to market calculations are computed and do not reflect the amount at risk. Unrealized gains or losses, rather than notional amounts, represents the fair value of future cash flows. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market volatility.

The Company does not apply hedge accounting as defined in ASC 815-10-15, *Derivatives and Hedging,* as all financial instruments are recorded at fair value with changes reflected in earnings.

The fair value of derivative financial instruments as of December 31, 2014 and the notional of these financial instruments at December 31, 2014 are as follows:

| Derivative | Derivative Fair Value at December 31, 2014 | | Statement of Financial Condition | Volume | |
	Assets	Liabilities	Line Items	Number of Underlying Securities	Number of Contracts
Futures	—	11,323	Payable to brokers, dealers, and clearing organizations	8,827	58

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition (continued)

(In Thousands)

10. Financial Instruments with Off-Balance Sheet Risk (continued)

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The instruments are recognized at fair value. Exposure to market risk is managed in accordance with risk limits set by senior management, by buying or selling instruments or entering into offsetting positions.

11. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure value into three broad levels:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition (continued)

(In Thousands)

11. Fair Value of Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2014:

Financial Instruments Measured at Fair Value on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Assets				
Securities segregated under Federal and other regulations	$ —	$ 191,522	$ —	$ 191,522
Securities purchased under agreements to resell at fair value	—	16,465,711	—	16,465,711
Securities received as collateral	2,347,582	—	—	2,347,582
Financial instruments owned, at fair value:				
Equities	2,116,467	—	—	2,116,467
Total	$ 4,464,049	$ 16,657,233	$ —	$ 21,121,282
Liabilities				
Securities sold under agreements to repurchase at fair value	$ —	$ 18,106,499	$ —	$ 18,106,499
Obligation to return securities received as collateral	2,347,582	—	—	2,347,582
Financial instruments, sold not yet purchased, at fair value:				
Equities	445,460	—	—	445,460
Exchange traded funds	1,807,609	—	—	1,807,609
Futures*	11,323	—	—	11,323
Other	—	40	—	40
Total	$ 4,611,974	$ 18,106,539	$ —	$ 22,718,513

* Included in Payable to brokers, dealers and clearing organizations.

Securities received as collateral and Obligation to return securities received as collateral primarily consists of U.S. equities. These equities as well as futures and exchange traded funds are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition (continued)

(In Thousands)

11. Fair Value of Financial Instruments (continued)

Financial Instruments Not Measured at Fair Value on a Recurring Basis

Some of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash, Securities borrowed, Securities loaned, Receivable from brokers, dealers, and clearing organizations, Receivable from customers, Payable to brokers, dealers, and clearing organizations, Payable to customers, and Short-term loan from affiliate.

Financial instruments owned, not readily marketable are Level 3 financial assets pertaining to the Company's investment in Depository Trust & Clearing Corporation (DTCC) preferred and common shares. These securities are valued based on information provided by DTCC.

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the statement of financial condition. There is no transfer in and out among the fair value hierarchy levels at December 31, 2014.

Financial Instruments Not Measured at Fair Value on a Recurring Basis

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash	$ 23,536	$ 23,536	$ 23,536	$ —	$ —
Securities borrowed	10,833,953	10,833,953	—	10,833,953	—
Receivable from brokers, dealers, and clearing organizations	121,117	121,117	21,270	99,847	—
Receivable from customers	58,338	58,338	—	58,338	—
Financial instruments owned, not readily marketable, at fair value	643	643	—	—	643
Total	$ 11,037,587	$ 11,037,587	$ 44,806	$ 10,922,138	$ 643
Liabilities					
Short-term loan from affiliate	$ 191,000	$ 191,000	$ —	$ 191,000	$ —
Securities loaned	6,551,486	6,551,486	—	6,551,486	—
Payables to brokers, dealers, and clearing organizations	65,465	65,465	—	65,465	—
Payables to customers	1,446,988	1,446,988	—	1,446,988	—
Total	$ 8,254,939	$ 8,254,939	$ —	$ 8,254,939	$ —

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition (continued)

(In Thousands)

11. Fair Value of Financial Instruments (continued)

Fair Value Option

The company accounts for Securities purchased under agreements to resell and Securities sold under agreements to repurchase at fair value under the fair value option election. The primary reason for electing fair value option is to reflect economic events in earnings on a timely basis. The fair value is computed using a standard cash flow discounting methodology, which incorporate inputs with reasonable levels of price transparency and are generally classified as level 2 because the inputs are observable. The fair value of Securities purchased under agreements to resell and Securities sold under agreements to repurchase at December 31, 2014 is included in the table of Financial Instruments Measured at Fair Value on a Recurring Basis.

12. Income Taxes

The Company is a single member limited liability company for federal, state, and local tax purposes, and accordingly, for the year ended December 31, 2014, it was not subject to federal, state and local corporate income taxes directly, but is included in the consolidated returns filed by the Parent.

The Company is subject to a tax sharing agreement with the Parent whereby the Company's tax provision is calculated on a separate entity basis.

As of and for the year ended December 31, 2014, the Company was not required to establish a liability for uncertain tax positions.

13. Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign entities. The Company's transactions are collateralized and are executed with and on behalf of institutional investors, including other broker-dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

The Company attempts to minimize credit risk associated with securities lending and borrowing transactions, and repurchase and reverse repurchase transactions, by monitoring counterparty credit exposure and creditworthiness and limiting such transactions with certain counterparties. The Company mitigates credit exposure arising from such transactions by entering into collateral and netting agreements. The Company reviews the market value of securities and collateral held on a daily basis and requires additional collateral to be delivered or returned to the Company pursuant to the terms of such collateral agreements.

14. Guarantees

The accounting guidance ASC 460, *Guarantees*, requires the Company to disclose information about obligations under certain guarantee arrangements. It defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party.

Indemnifications/Other Guarantees

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of these representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition (continued)

(In Thousands)

14. Guarantees (continued)

Exchange/Clearinghouse Membership Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or clearinghouse. While the rules governing different exchange and clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

15. Commitments and Contingencies

The Company, together with various other broker-dealers, corporations, and individuals, has been named as a defendant in several class action lawsuits that allege violations of Federal and State securities laws and claim substantial damages. Management of the Company believes, after consultation with outside counsel, the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

The Company enters into forward starting reverse purchase and repurchase agreements that are primarily secured by fixed income securities. At December 31, 2014, the Company had commitments of $1,491,412 and $293,800, respectively, associated with these instruments.

In the normal course of business, the Company enters into underwriting commitments. There were no outstanding underwriting commitments at December 31, 2014.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition (continued)

(In Thousands)

16. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the Rule's alternative method, which requires maintaining net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined.

SEC Rule 15c3-1 and the rules of the Financial Industry Regulatory Authority also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital is less than the greater of 2% of aggregate debit items or $1,500. At December 31, 2014, the Company had net capital of $995,875 of which $966,009 was in excess of the required net capital of $29,866.

The Company has entered into a written agreement with an unaffiliated clearing firm which requires the clearing firm to perform a "PAB reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

17. Subsequent Events

The Company evaluates subsequent events through the date the statement of financial condition were issued. The Company did not note any subsequent events requiring disclosure or adjustment to the statement of financial condition.